Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction
Department 56 Retail, Inc.	Minnesota
Department 56 Sales, Inc.	Minnesota
D 56, Inc.	Minnesota
CAN 56, Inc.	Minnesota
Axis Holdings Corporation	Delaware
Time To Celebrate, Inc.	Minnesota